

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2020

Michael Behrens
Chief Executive Officer
My Racehorse CA LLC
250 W. 1st Street, Suite 256
Claremont, CA 91711

> **Re: My Racehorse CA LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 17**
> **Filed October 13, 2020**
> **File No. 024-10896**

Dear Mr. Behrens:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-qualification Amendment No. 17

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 46

1. It appears that, when you revised this section to include information for the periods ended June 30, 2020 and 2019, you deleted information for the fiscal years ended December 31, 2019 and 2018. Please revise this section to include such disclosure. Refer to Item 9 of Form 1-A.

General

2. Please supplementally confirm that, to the extent there are Kickers under series co-ownership agreements discussed in future filings, you will describe the term "Kicker" in a manner similar to how it is used in the associated campaign page.

       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Christopher Tinen